[Barnes & Thornburg LLP Letterhead]
                                                                    May 13, 2005


Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

        Re:        White River Capital, Inc.
                   Form S-1 and Form S-4 filed April 6, 2005
                   File No. 333-123909

Dear Mr. Schiffman:

     We have received your letter dated May 6, 2005, detailing your office's review of the above-referenced filing. Below are our responses to those comments.

                                       ***
Cover Page

1. Prominently disclose the affiliated status of parties to these transactions.

Response: We have added the requested disclosure to the cover page.

2. Please identify the standby purchasers, including any affiliation with the control group, as well as the extent of the standbys' commitment to the subscription offering.

Response: We have provided a placeholder on the cover page to identify the standby purchasers. We will obtain commitments from standby purchasers after the registration statement has been declared effective. We will then file a 424(b) prospectus to disclose parties providing advance commitments and mail that form of the proxy statement/prospectus to all UAC shareholders as of the record date.

3. Please add disclosure regarding dissenters' rights. We note the dissenters' rights disclosure in the Notice of Special Meeting.

Response: We have added the requested disclosure to the cover page.

Questions & Answers- page 1

4. We note your characterization of Coastal Credit as a "non-prime" auto finance business. It would appear that "subprime" is more accurate. Please revise.

Response: We have made the requested change throughout the registration statement.

Why is UAC proposing the transactions?- page 1

5. Please add both a tabular and narrative presentation to clarify for unaffiliated UAC shareholders how the transactions will affect their equity interest. Please discuss the current as well as pro forma effect on Book Value; Tangible Book Value; EPS; accretion/dilution analysis; DCF; and any other material measure of shareholder value.

Response: We added a new question - "What will be the effect of the transactions on shareholders who choose not to subscribe?" - and have provided the requested disclosure in response to that question.

What will happen to UAC after the share exchange?- page 3

6. You mention that the subscription proceeds will be used for three distinct purposes. Please disclose the estimated amounts you will devote to each of these purposes.

Response: We have added the requested disclosure.

What will I receive in exchange for my UAC common stock?- page 3

7.   Please include a specific example regarding the fractional share cashout.

Response: We have added the requested disclosure.

What are the differences between my UAC common stock and the White River common stock I will receive in the share exchange?- page 3

8. It would appear that the material changes in shareholder rights should be unbundled. Please see September 2004 Division of Corporation Telephone Interpretations.

Response: We reviewed the September 2004 Telephone Interpretations supplement interpreting Rule 14a-4(a)(3) regarding unbundling prior to filing the Registration Statement and determined that no differences between the charters and by-law provisions of UAC and White River were required to be "unbundled" for the following reasons:

(a) White River believes there are no material differences between the provisions of the charter and bylaws of UAC and the charter and by-laws of White River. The restrictive provisions of the White River charter intended to protect tax attributes of White River after the share exchange are substantially similar in effect to recently implemented provisions of UAC's bylaws. The main difference is that the principal provision of the UAC by-law is to require disposition of excess shares by those violating the share accumulation limitation. The White River charter utilizes essentially the same remedial provision, but takes the form of a transfer restriction.

(b) Even if the transfer restriction tied to an equivalent remedial provision were deemed materially different from the accumulation limit of the UAC by-law, unbundling would not be required under the Staff's interpretation of Rule 14a-4(a)(3) because the transfer restriction in White River's charter is considered integral to the proposed transactions. The Staff clarifies in the interpretation that separate approval of the terms of a class of securities to be issued as consideration in a business combination is not required because the terms of the security are integral to the transaction being subject to approval. While not directly applicable here because the share exchange is a holding company reorganization, the same principle applies. The transactions described in the registration statement are viable because the parties have determined that White River should be able to secure and maintain the benefits of UACs NOL tax attributes. Including the stock transfer restriction in the White River charter is viewed by UAC as integral to that objective and UAC management believes that the transactions would not be viable without that provision because of the increased risk the deal would carry if it were excluded.

(c) Rule 14a-4(a)(3) does not apply to UAC or White River or the Registration Statement.

Nevertheless, we have made revisions to the "key differences" subsection of the registration statement within the comparison of rights of security holders to clarify the similarity between these provisions.

What was the market value of my UAC common stock as of a recent date before the announcement of the share exchange?- page 4

9. Regarding the $16 per share value of White River, please advise regarding the valuation methodologies, other than recent market price, used to support the $16 per share valuation. We may have further comment based upon your response.

Response: We have eliminated references (on the cover page and pages 4 and 126) to the $16.00 price of UAC after giving effect to the share exchange.

10. Please provide us with all information regarding UAC stock transactions by UAC, White River, Coastal Credit, Castle Creek and all affiliates since UAC entered bankruptcy.

Response: The following table lists all UAC stock transactions by UAC, White River, Coastal Credit, Castle Creek and all affiliates since UAC entered bankruptcy:

            Person/ Entity           Action         Qty           Date                         Notes
            --------------           ------         ---           ----                         -----
Castle Creek Capital LLC

      John M. Eggemeyer, III       Sold               6,539      12/24/2003   Market transaction

      Mark R. Ruh                  Sold                 500      11/13/2002   Market transaction

                                   Purchase           6,000      11/27/2002   Market transaction
      Castle Creek Capital
      Partners Funds IIa and IIb   Purchase         305,000      12/26/2002   Purchased from Michael G. Stout*

Coastal Credit LLC

      William E. McKnight          Sold                 657      11/18/2004   Sold to John W. Rose


      John W. Rose                 Purchase             657      11/18/2004   Purchased from William E. McKnight

      Michael G. Stout             Sold             304,000      12/20/2002   Sold to Richard D. Waterfield

                                                                              Sold to Castle Creek Capital Partners
                                   Sold             305,000      12/26/2002   Funds IIa and IIb

                                   Purchase         300,000      12/19/2003   Purchased from Richard D. Waterfield

                                                                              Purchased from Martin Capital
                                   Purchase         700,176      12/29/2003   Management

Union Acceptance
Corporation
      Richard D. Waterfield        Purchase         304,000      12/20/2002   Purchased from Michael G. Stout
                                   Sold             300,000      12/19/2003   Sold to Michael G. Stout
                                   Sold             700,000      10/12/2004   Sold to Donald A. Sherman

      Donald A. Sherman            Purchase         700,000      10/12/2004   Purchased from Richard D. Waterfield

* Michael G. Stout is a current manager of Coastal Credit and a current shareholder and former director and officer of UAC.

What are the federal tax consequences of the share exchange?- page 4

11. Please identify tax counsel and their tax opinion. Please file the tax opinion as an exhibit. Please revise the tax disclosure throughout the document accordingly.

Response: We have revised the tax disclosure throughout the document as requested. We also have filed the tax opinion as Exhibit 8.2 to the registration statement.

What is Coastal Credit, LLC?- page 6

12. Please add Coastal's net income for the periods mentioned in the first paragraph.

Response: We have added the requested disclosure. We also have added similar disclosure throughout the document as appropriate.

13. Supplementally advise whether Coastal's financial information is based upon C corporation tax status.

Response: No. Coastal Credit's historical financial information reflects its status as a limited liability company taxed as a partnership. We have added disclosure to clarify this as appropriate

What are the most significant conditions to completion of the proposed acquisition of Coastal Credit? - page 6

14. In the third bullet you mention funding the UAC creditor buyout. Please quantify this aspect of the condition.

Response: We have added the requested disclosure in the Q&A section and in the "Certain Terms of the Purchase Agreement" section.

15.  Supplementally,  please advise regarding the (1) estimated UAC receivables;
     (2) estimated creditor amounts pre bankruptcy; (2) creditor amounts reduced in bankruptcy; and (3) estimated creditor amounts in preliminary White River buyout.

Response: Based on our telephone conversation with Mr. McCarty on May 9, 2005, we understand this comment to be focused on eliciting more detailed explanation of the impact of the creditor buyout on potential future cash flows available to White River. In particular, it may be helpful for us to clarify which segments of UAC's consolidated debt will be affected by these arrangements.

     It is important to differentiate between the on and off-balance sheet securitized obligations related to UAC receivables, on the one hand, and the notes and unsecured claims that represent direct indebtedness of UAC under its bankruptcy plan of reorganization, on the other. UAC has interests in a total auto receivable portfolio of approximately $487 million as of December 31, 2004. Of this $361 million are held off-balance sheet in securitization trusts which hold the receivables as collateral for asset backed notes issued by the trusts and wrapped by MBIA. The other approximately $125 million are on balance sheet collateralized financings through UAC Securitization Corporation, UAC's bankruptcy remote subsidiary, which effected these financings to refinance previously securitized receivables and save interest expense. These financings of UACSC have been effected by UACSC using non-recourse asset backed notes, also wrapped by MBIA. Neither UACSC nor the securitization trusts were part of the bankruptcy. However, in connection with the transfer of UAC's transfer of servicing under the bankruptcy court's supervision, UAC and UACSC established a master trust into which residual cash flows of all of the off-balance sheet securitizations and the UACSC collateralized financings are paid. The master trust serves to cross collateralize the UACSC collateralized financings and the asset backed notes of the securitization trusts, and to serve as a source to repay MBIA, should there ever be draw on its surety policies securing the notes of the trusts or UACSC. To date there has been no such draw and none is anticipated. The master trust contains detailed terms prescribing when funds can be released from the master trust and in what amounts. Any funds released are paid to UACSC; and UAC is required under its plan of reorganization to make any such residual cash flows released available to pay  claims  of UAC  creditors  under the plan of  reorganization.  But it is important to understand that the notes issued by the trusts and the collateralized financing asset backed notes issued by UACSC were never part of the bankruptcy and are not part of the proposed creditor buyout. They are separately collateralized, remain outstanding and will be paid in accordance with their terms.

     The registration statement summarizes the classes of the UAC claims and notes upon which UAC remains obligated under its plan of reorganization. None of the allowed claims of creditors in UAC's bankruptcy were reduced in the bankruptcy. All claims were allowed at 100% of principal, although accrued interest on previously outstanding notes was addressed by issuing the deeply subordinated accrual notes. Initially, all UAC allowed claims and notes were expected to be paid in full. Equity was not impaired and the recourse of holders of notes and claims in the bankruptcy was limited to prescribed assets of the bankruptcy estate listed in the plan. The main source of funds from which allowed claims and notes was expected to be paid was residual cash flows to UACSC emanating from the master trust described in the preceding paragraph. As described in the registration statement, the receivable portfolio has not performed as initially projected. While the portfolio cash flows have been sufficient to pay the outstanding securitized and non-recourse asset backed notes (with no draw on any of the surety policies), the residual cash flows have been significantly less than expected, and the anticipated future residual cash flows have been significantly impaired.

     Page 49 of the registration statement shows the three main categories of claims of creditors in UAC's bankruptcy, including approximately $111 million in principal amount of senior and subordinated notes. A significant portion of the senior note claims was paid when the plan became effective. The balance of the senior notes and all of the subordinated notes were exchanged for restructured notes, with accrued interest represented by accrual notes that were subordinated to the subordinated notes. As described in Note 8 to the financial statements, these notes were written down to fair value on the balance sheet (a reduction of approximately $51 million), to reflect the estimated cash flows from the bankruptcy estate assets (including residual cash flows from the master trust) that are expected to be available to pay these claims over time. These notes and other allowed claims from the bankruptcy are represented on UAC's balance sheet as "Creditor Notes Payable" in the amount of $11.4 million at December 31, 2004. At this point (after giving effect to a regular creditor distribution that occurred in March), almost all of the senior restructured notes have been paid, leaving a senior restructured note balance of approximately $507,000. The full $46.4 million in principal amount of the subordinated notes remains outstanding along with the accrual notes. However, the subordinated creditors are not expected to realize more than approximately 10-13% of that amount over the next several years and no distributions are expected ever to be made on the accrual notes.

     White River believes the 13% price for the outstanding subordinated notes in the creditor buyout approximates the amount these creditors would be likely to receive for these claims over approximately 3-4 years and that its buyout offer represents a fair opportunity for these creditors to dispose of their claims. The terms of the creditor buyout were the subject of extensive negotiation with the Plan Committee appointed to represent the interests of the UAC creditors under the plan and the Committee's counsel.

     After White River purchases these claims and notes in the creditor buyout, it will become the holder of the notes and claims it purchases, entitled to distributions from UAC in accordance with the Plan of Reorganization. White River anticipates that the cash flows it receives from UAC in respect of the claims and notes it purchases over time will approximate the amount it is paying for these notes and claims in the creditor buyout. Such cash flows may prove to be greater, or may prove to be less, but the differential is not expected to be material to the combined results of operations of White River.

     We note that the memorandum of understanding with the Plan Committee related to the Buyout provides for White River and UAC to remit to subordinated creditors who sell their claims to White River a refund of income taxes paid by UAC in 2000 should new legislation be adopted in Congress that would cause that refund to become available (which it currently is not) and to remit a portion of a potential contingent claim against SST to tendering subordinated creditors, if received. UAC has not determined to bring the latter claim and the likelihood of recovery, if any, is unpredictable at this time. Accordingly, White River does not believe these contingent provisions will have a material effect on White River's future combined results of operations either.

Funding of Purchase Price- page 19

16. Supplementally, please identify the third party accredited investor who is purchasing the $15 million secured note in the private placement. In addition, please advise regarding any affiliation or relationship between this investor and the parties and affiliates to the transactions covered by this registration statement.

Response: As indicated in Exhibit 4.4(a) to the registration statement, the purchaser of the White River note is Richard M. DeVos Charitable Lead Annuity Trust No. 2, Grand Rapids Michigan ("RDV Trust No. 2"). Set forth below is information about connections between the RDV Trust No. 2 and entities that hold a minority interest in Castle Creek Capital LLC and the Castle Creek funds, based on information received from the investor and Castle Creek. We evaluated this information prior to filing and believe that RDV Trust No. 2 is in fact not affiliated with Castle Creek, UAC, White River or Coastal Credit, and the connection to the note investor is very indirect and not material. We also believe the terms of the note were negotiated at arms' length. However, we are also providing for your reference information regarding other investments in Castle Creek and UAC held by parties that may be deemed affiliates of RDV Trust No. 2.

RDV Trust No. 2 is an estate planning trust established in 1996 by Richard DeVos as settlor for the benefit of family members and charities. Co-Trustees are Jerry Tubergen, Richard's wife and

Richard's son. We understand the note investor is one of approximately 150 DeVos family investment entities.

Harbor Point Investors LLC is an LLC formed in 1996. This entity is owned 50% by Jerry Tubergen (personally) and 50% by RDV Capital Management LP I. Sole manager is Jerry Tubergen. Harbor Point Investors LLC is a minority equity holder of Castle Creek Capital LLC. Harbor Point's interest is less than a 9.4% interest in Castle Creek Capital's interest in Castle Creek Partners Fund I and less than 7.4% interest in Castle Creek Capital's interest in Castle Creek Partners Fund
II. Neither it nor any affiliate has any role in management of Castle Creek Capital LLC.

RDV Capital Management LP I is a limited partnership formed in 1994 to manage DeVos family assets. It is owned approximately 1/3 each by two estate planning trusts for Richard's spouse and an estate planning trust (different from RDV Trust No. 2, the note investor trust) of Richard's. Less than 1% is owned by RDV Corp., the managing partner. RDV Capital Management, LP owns a 16.04% limited partner interest in Castle Creek Capital Partners Fund I; a 14.95% limited partner interest in Castle Creek Capital Partners Fund IIa; and a 4.62% limited partner interest in Castle Creek Capital Partners Fund IIb.

Jerry Tubergen is the DeVos family's business manager. He is CEO of RDV Corp.

The Richard & Helen DeVos Foundation holds a 2.9% limited partner interest in Castle Creek Partners Fund IIa.

Richard M. DeVos, Jr. owns a 2.2% interest limited partner interest in Castle Creek Partners Fund IIa.

Affiliates of RDV Corporation own in the aggregate approximately 800,000 shares of UAC common stock (2.6%) as follows:

Dick & Betsy DeVos                          150,000 shares
Dick & Betsy DeVos Foundation               100,000 shares
RDV Corporation                             400,000 shares
G3 Capital, LLC                             150,000 shares

RDV Auto LLC owns a UAC restructured senior note with an outstanding principal amount of approximately $90,000.

We Believe that a Business Acquisition is UAC's Best Strategic Alternative - page 88

17. Noting Messr. Eggemeyer's relationship with Coastal and Castle Creek, please quantify the amounts both he and any other insiders with Coastal and or Castle Creek relationships will receive as a result of these transactions.

Response: We have added disclosure quantifying the amount Mr. Eggemeyer will receive as a result of the Coastal Credit purchase transaction. None of Messrs. Ruh, Sherman or Waterfield will receive any amounts in connection with this transaction. Messrs. Rose and McKnight

(director nominees to be appointed in connection with the acquisition) will receive their proportionate amounts of the purchase price paid by White River for Coastal Credit. We do not believe quantifying those amounts is material as it relates to the UAC board determination that the acquisition is UAC's best strategic alternative.

The UAC Board of Directors has received an Opinion to the effect that the Purchase Price is Fair to UAC's existing Shareholders- page 89

18. It is unclear what, if any, meaning should be attributed to the phrase "to the effect." Either delete or advise.

Response: We have deleted the extraneous phrase as requested.

Opinion of Piper Jaffray & Co.- page 90

19. Please provide all materials (including drafts) prepared by Piper and made available to the committee or its representatives (including counsel), and/or the Board and its representatives (including counsel) relating the proposed transaction(s).

Response: We are providing the requested information under separate cover and have requested confidential treatment of this information under FOIA.

20. Please provide the internal projections provided by Coastal to Piper. Accounting Comments

Response: We are providing the requested information under separate cover and have requested confidential treatment of this information under FOIA.

The Creditor Buyout --- pages 12 & 53

21. Tell us how you determined the amount of funds to purchase restructured senior notes and related accrual notes in the amount of $507,000.

Response: The amount of anticipated funds required to purchase restructured senior notes and related accrual notes ($507,000) is the outstanding balance of the restructured senior notes after giving effect to the March 15, 2005 regular distribution of principal and interest to creditors. We have added disclosure to clarify that a distribution was made on that date.

The Business of Coastal Credit, LLC
Coastal Credit's Strategy - Disciplined Pricing -page 18
Business of Coastal Credit
Acquisition of Automobile Finance Contracts - page 99

22. Delete the disclosure that states that the difference/variance is intended to be sufficient to cover future credit losses.

Response:  We have deleted the disclosure as requested.

Capitalization - pages 35-36

23. Expand note 2 to provide the detailed calculation of the creditor buyout amount. In addition, address the treatment of unsecured claims and accrual notes.

Response: We have expanded note 2 as requested.

Coastal Credit, LLC
Selected Historical Financial Information - page 39

24. Revise the presentation of selected historical financial information to include the restated column heading, as applicable. In addition, expand the headnote to provide the reasons for the restatement.

Response: We have revised the disclosure as requested.

Unaudited Pro Forma Combined Financial Statements - page 40

25. Revise the pro forma headnote to clarify whether you could perform solely the holding company formation and subscription without the UAC creditor buyout and Coastal purchase, or any combination of the transaction pieces separately. If all these transactions must and will take place, please so state.

Response: We have revised the pro forma headnote as requested.

26. Revise to include the creditor buyout in the pro formas because it appears to be factually supportable, or alternatively advise us why it should not be included separately or together with the subscription transaction consistent with the guidance in Regulation S-X Article 11-02 (b).

Response: We have revised the pro forma data to include the creditor buyout as requested.

Note 4: Transaction Costs - page 44

27. Expand the disclosure to include the table indicating the nature of transaction costs.

Response: We have added the requested disclosure.

Note 5: Key To Pro Forma Adjustments Of Share Exchange And Coastal Credit Acquisition - page 44

28.  Revise the adjustments to be self balancing.

Response: We have revised the adjustments to be self balancing.

29. Delete adjustment (a) since it is a reference to the balance recorded on the balance sheet of White River Capital, Inc. and not an adjusting entry. You may refer to the elimination of this amount of prepaid expenses when you refer to the adjusting entry that affects this line item.

Response: We have revised the disclosure as requested.

30. Expand adjustment (p) to provide the financial information used to support your calculation of both transaction debt interest and deferred purchase price holdback interest expense.

Response: We have revised the disclosure as requested.

Financial Statements
Coastal Credit, LLC

31. Include a new independent auditors' report to state the name of the independent accounting firm. In addition, revise the report to reference the standards of the PCAOB.

Response: The name of the independent accounting firm (KPMG LLP) has now been included in the Independent Auditors' Report. KPMG has indicated that based on discussions that took place at the June 2004 AICPA SEC Regulations Committee meeting, they believe their report on the financial statements of Coastal Credit should not reference the standards of the PCAOB.

Exhibits

32. We note that certain exhibits will be filed by amendment. We may have comment once those documents are filed.

Response: We have filed the omitted exhibits, with the exception of the Exchange Agent, Information Agent and Subscription Agent Agreements, which have not been finalized. We will file these exhibits before requesting effectiveness.

                                       ***

     We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (317) 231-7428 or Eric Moy of our firm at (317) 231-7298.

                                            Very truly yours,


                                            /s/ Julie A. Russell

                                            Julie A. Russell